TWO OF TWO

KG 4/14/08

08028284

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
MAR 3 2008
803

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47899

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

Joslin, Jeffrey Alex dba

NAME OF BROKER-DEALER: STOCK TRADERS
c/o JEFF ALEX JOSLIN

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16152 BEACH BLVD. SUITE 271
(No. and Street)

HUNTINGTON BEACH (City) CA (State) 92647 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFF JOSLIN 714-375-1788 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

COX, LINDA Y
(Name – *if individual, state last, first, middle name*)

12842 VALLEY VIEW STREET #206 (Address) GARDEN GROVE (City) CA (State) 92845 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 16 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/15

OATH OR AFFIRMATION

I, Jeff Joslin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stock Traders, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

- None -

Signature

Principal

Title

See attached

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

California Notary Acknowledgement

STATE OF CALIFORNIA

)ss:

COUNTY OF ORANGE)

On this the 26 TH day of FEBRUARY, 20 08, before me, SHAMUS FESLER, NOTARY PUBLIC, (name and title of officer), personally appeared JEFF A JOSLIN

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

(Place Notary Seal Here)

SHAMUS FESLER
Commission # 1607632
Notary Public - California
Orange County
My Comm. Expires Sep 19, 2009

Notary Public

SHAMUS FESLER
Notary Public Name (Printed or Typed)

My Commission Expires: 9-19-09

STOCKTRADERS

FINANCIAL STATEMENTS

DECEMBER 31, 2007

StockTraders
Financial statements and supplementary information
For the twelve months ended December 31, 2007

CONTENTS

LINDA Y. COX
Certified Public Accountant
12842 Valley View Street, Suite 206
Garden Grove, CA 92845
Tel: (714) 898-3052
Fax: (714) 898-2682
E-Mail: coxcpa@earthlink.net

February 24, 2008

Jeffrey Joslin
dba StockTraders
Huntington Beach, CA

ACCOUNTANT'S AUDIT REPORT

I have audited the accompanying balance sheet of Jeffrey Joslin, dba StockTraders (a sole proprietorship) as of December 31, 2007, and the related statements of income, cash flows, sole proprietor's equity, and changes in liability subordinated to claims of general creditors for the twelve months then ended. These financial statements are the responsibility of StockTraders. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Jeffrey Joslin, dba StockTraders, as of December 31, 2007, and the results of its operations and the changes in its financial position for the twelve months then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared solely from the accounts of Jeffrey Joslin, DBA Stocktraders, and do not include the personal accounts of the owner or those of any other operations in which he is engaged. Federal taxes on income of the owner are computed on his total income from all sources; accordingly, no provision for such taxes is included in these statements.

LINDA Y. COX, CPA
Garden Grove, CA

StockTraders
Balance Sheet
December 31, 2007

<u>Assets</u>

Current Assets		
Cash--Checking & Petty Cash	$1,451	
Cash--Southwest Securities (footnote #3)	31,048	
GE Interest Plus Savings Account	116,088	
Commissions Receivable	5,953	
Total Current Assets		$154,540
Fixed Assets		
Furniture and Fixtures (footnote #2)	2,427	
Less: Accumulated Depreciation (footnote #5)	(2,427)	
Total Fixed Assets		0
Other Assets		
Security Deposit (footnote #4)	735	
Total Other Assets		735
Total Assets		$155,275

<u>Liabilities and Owner's Equity</u>

Current Liabilities		
Accounts Payable	$162	
Commissions Payable	1,695	
Total Current Liabilities		$1,857
Owner's Equity		
Capital, Jeffrey Joslin	182,662	
Draw, Jeffrey Joslin	(169,485)	
Net Income	140,241	
Total Owner's Equity		153,418
Total Liabilities and Owner's Equity		$155,275

StockTraders
Income Statement
For the twelve months ending December 31, 2007

Revenues		
Commissions (Footnote #6)	$173,701	100.00%
Total Revenues	173,701	100.00%
Expenses		
Accounting	2,400	1.38%
Advertising	2,955	1.70%
Commissions Expense	17,250	9.93%
Depreciation (footnote #5)	13	0.01%
Dues & Fees	1,250	0.72%
Insurance	6,827	3.93%
Miscellaneous	87	0.05%
Postage	212	0.12%
Rent (footnote #4)	9,021	5.19%
Supplies	344	0.20%
Telephone	2,350	1.35%
Total Expenses	42,709	24.59%
Income from Operations	130,992	75.41%
Other Income (Loss)		
Interest and Dividend Income	8,999	5.18%
Capital Gain, Sale of Stocks	250	0.14%
	9,249	5.32%
Net Income	$140,241	80.74%

See Accountant's Audit Report

StockTraders
Statement of Owner's Equity
December 31, 2007

Beginning Owner's Equity	$182,662
Adjustments to Owner's Equity	
Net Income	140,241
Personal Draws	(169,485)
Ending Owner's Equity	$153,418

See Accountant's Audit Report

StockTraders
Statement of Cash Flows
For the twelve months ended December 31, 2007

Cash flows from operating activities		
Net Income		$130,992
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$13	
Decrease in accounts payable	(246)	
Decrease in commissions receivable	8,129	
Decrease in commissions payable	(792)	
Total adjustments		7,104
Net cash provided by operating activities		138,096
Cash flows from investing activities:		
Interest and Dividend Income	8,999	
Sale of Investment Stock	250	
Net cash used in investing activities		9,249
Cash flows from financing activities:		
Less: Owner's draw	(169,485)	
Net cash provided by or used in financing activities		(169,485)
Net decrease in cash and cash equivalents		(22,140)
Cash and cash equivalents at beginning of year		170,727
Cash and cash equivalents at end of year		$148,587

StockTraders
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
December 31, 2007

Subordinated liabilities at December 31, 2007	$0
Subordinated to claims of general creditors during 2007	0
Liabilities subordinated to claims of general creditors at December 31, 2007	$0

See Accountant's Audit Report

StockTraders
Notes to Financial Statements
December 31, 2007

Note 1. BACKGROUND

Jeffrey Joslin, dba StockTraders (a sole proprietorship), is an introducing brokerage company in Huntington Beach, California, which started operations on June 1, 1995. Introducing broker/dealers place all transactions through other registered broker/dealers, fully disclosing all of its customer accounts to the clearing firm, and does not clear transactions nor carry customer accounts. Clearing brokers are responsible for holding the securities of the customer and for furnishing customers with statements regarding their accounts.

StockTraders is registered with the SEC (Securities & Exchange Commission), NASD (National Association of Stock Dealers), SIPC (Securities Investor Protection Corporation) and with the State of California, Department of Corporations.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The company maintains its books on the accrual method of accounting recognizing income when earned and expenses when incurred.

The cost of property and equipment are stated at cost. Depreciation for financial statement purposes is computed on the straight-line basis over the estimated useful lives of the assets, ranging from five to seven years (see footnote 5).

Note 3. CASH AND CASH EQUIVALENTS

Pursuant to contract terms between StockTraders and Southwest Securities, Inc. (a clearing broker), a minimum balance of $10,000 must be maintained in Stocktrader's Southwest Securities, Inc. cash accounts at all times. The minimum balance is subject to change at the discretion of Southwest Securities, Inc. based upon StockTraders sales volume, business mix, or other risks. Upon termination of the relationship, funds will be released to StockTraders after all account debits and liabilities are satisfied.

Funds in the money market account are shown at cost, which approximates market value. Money market funds are mutual funds whose underlying securities are very short-term money market instruments invested in private or government securities that are highly liquid and low risk. Money market funds are not federally insured.

Note 4. SECURITY DEPOSIT/OFFICE LEASE

The $735 security deposit will be returned to StockTraders upon termination of the office lease per agreement between lessor and lesee. Future lease payments will be $769 per month for five months, and $790 per month for twelve months, a total commitment of seventeen months remaining on the lease. The total contingent liability for the remaining lease is $9,375 for 2008, and $3,950 for 2009.

Note 5. DEPRECIATION

Depreciation for the year amounted to $13.

	Estimated Useful Life	Cost
Computer Equipment	5	$ 621
Furniture & Equipment	7	1,806
Total		2,427
Less Accumulated Depreciation		(2,427)
Fixed assets net of accumulated depreciation		$ -0-

Note 6. COMMISSIONS EARNED

All trading commissions are received through clearing brokers (see footnote 1). Net commission checks are received after clearing, execution and other fees have been deducted by the clearing broker.

Note 7. CAPITALIZATION REQUIREMENTS

Brokers or dealers who introduce customer accounts (introducing brokers) are required to maintain net capital of $50,000 during the period that they engage in the sale of securities. The NASD under SEC Rule 17a-11 places an additional requirement on its members requiring capitalization at 120% of the minimum net capitalization requirement, or $60,000. StockTraders net capital at December 31, 2007 of $179,710 was in compliance with the minimum net capitalization requirements. For a detailed analysis of net capital, see Supplemental Schedule #1 which is a part of these audited financial statements.

LINDA Y. COX
Certified Public Accountant

12842 Valley View Street, Suite 206
Garden Grove, CA 92845
Tel: (714) 898-3052
Fax: (714) 898-2682
E-Mail: coxcpa@earthlink.net

February 24, 2008

ACCOUNTANT'S AUDIT REPORT ON SUPPLEMENTARY INFORMATION

The accompanying supplementary information contained in the following pages is presented for purposes of additional analysis and has been subjected to the same inquiries and analytical procedures applied in the audit of the basic financial statements. All information contained therein is the responsibility of StockTraders. In my opinion the schedules present fairly, in all material respects, the compliance with special regulatory requirements by StockTraders as of December 31, 2007.

LINDA Y. COX
Garden Grove, CA

StockTraders
Supplemental Schedule #1
December 31, 2007

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

Total assets	$155,275	
Less total liabilities	(1,857)	
Total net worth		$153,418
Total available capital		153,418
Less: nonallowable assets		
Security deposit	735	
Total nonallowable assets		735
Tentative net capital		152,683
Less haircuts on allowable assets		(2,322)
Net capital		$150,361

See Accountant's Audit Report

StockTraders
Supplemental Schedule #2
December 31, 2007

RECONCILIATION OF COMPUTATION OF NET CAPITAL

There were no material differences between the amount appearing on StockTraders PTIIA December 31, 2007 filing statement and the net capital calculated for the audited financial statements as of December 31, 2007.

StockTraders
Supplemental Schedule #3
December 31, 2007

DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

StockTraders
Supplemental Schedule #4
December 31, 2007

STATUS OF MEMBERSHIP IN SIPC

The Company is a member of the SIPC, but is exempt from filing a separate audited statement regarding its membership in the SIPC under SEC Rule 17a-5(e)(4). Companies who must submit audited financial statements and have gross revenues less than $500,000 are not required to file a supplemental independent public accountant's report covering Form SIPC-7. The minimum assessment for membership of $150, was paid by the Company in accordance with the applicable instructions for Form SIPC-4.

StockTraders
Supplemental Schedule #5
December 31, 2007

REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

In planning and performing my audit of the financial statements and supplemental schedules of the Company, for the year ended December 31, 2007, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be a material weakness as defined above.

As required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and in complying with the conditions of exemptions from Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in

the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

It is understood that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at December 31, 2007, and further, no facts came to my attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2007.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

StockTraders
Supplemental Schedule #6
December 31, 2007

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

See Accountant's Audit Report

END